Annual Shareholder
Meeting Results

The Fund held its annual meeting of shareholders on July 21, 2010. Common/Preferred shareholders voted as indicated below:

	Affirmative	Withheld Authority
Election of James A. Jacobson* - Class II to serve until 2011	10,563	102
Re-election of Hans W. Kertess - Class I to serve until 2013	64,989,435	2,087,322
Re-election of William B. Ogden, IV – Class I to serve until 2013	64,896,519	2,180,238
Election of Alan Rappaport* - Class I to serve until 2013	10,563	102

Messrs. Paul Belica and John C. Maney† continue to serve as Trustees of the Fund.

*Preferred Shares Trustee
†Interested Trustee